                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                ---------------

                                   FORM 11-K


                       PURSUANT TO SECTION 15 (D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                ---------------


(Mark One)


        [X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES
                      EXCHANGE ACT OF 1934 [FEE REQUIRED]
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                       OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                    FOR THE TRANSITION PERIOD FROM      TO
                                                   ----    ----



                     -------------------------------------
                          COMMISSION FILE NO. 0-25078


A.  FULL TITLE OF THE PLAN

                  PHAMIS INC. SALARY SAVINGS AND DEFERRAL PLAN


B. NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                             PHAMIS INC.
                             1001 FOURTH AVENUE PLAZA
                             SUITE 1500
                             SEATTLE, WA 98154-1144

                              REQUIRED INFORMATION


FINANCIAL STATEMENTS AND EXHIBIT

Item (4) (a)       Independent Auditors' Report

                   Financial Statements:

                   Statements of Net Assets Available for Benefits,
                   December 31, 1996 and 1995

                   Statements of Changes in Net Assets Available for Benefits,
                   Years ended December 31, 1996 and 1995

                   Notes to Financial Statements

                   Schedule 1-Line 27a - Schedule of Assets Held for
                   Investment Purposes, December 31, 1996

                   Schedule 2-Line 27d - Schedule of Reportable
                   Transactions, Year ended December 31, 1996

      (b)          Exhibit 23:

                   Consent of Independent Certified Public Accountants


                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned on their behalf hereunto duly authorized.


                                  PHAMIS Inc. Salary Savings and Deferral Plan

Date:  June 27, 1997              By: /s/ Gregg W. Blodgett
       -------------                  -------------------------
                                      Gregg W. Blodgett
                                      Vice President, Finance, CFO and Treasurer

                   INDEX OF FINANCIAL STATEMENTS AND EXHIBIT

                                                              SEQUENTIALLY
ITEM                         DESCRIPTION                      NUMBERED PAGE
-------  ---------------------------------------------------  -------------


4 (a)    Independent Auditors' Report                                   4

         Financial Statements:

         Statements of Net Assets Available for Benefits,               5
         December 31, 1996 and 1995

         Statements of Changes in Net Assets Available                  6
         for Benefits, Years ended December 31, 1996 and 1995

         Notes to Financial Statements                               7-16

         Schedule 1-Line 27a - Schedule of Assets Held for             17
         Investment Purposes, December 31, 1996

         Schedule 2-Line 27d - Schedule of Reportable                  18
         Transactions, Year ended December 31, 1996

   (b)   Exhibit 23:

         Consent of Independent Certified Public Accountants           19

                          INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

Plan Administration Committee
PHAMIS Inc.
     Salary Savings and Deferral Plan:


We have audited the accompanying statements of net assets available for benefits of PHAMIS Inc. Salary Savings and Deferral Plan (Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1996 and reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG Peat Marwick LLP
Seattle, Washington
June 20, 1997

                                  PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

                Statements Of Net Assets Available For Benefits

                           DECEMBER 31, 1996 AND 1995

-----------------------------------------------------------------
                                                1996       1995
-----------------------------------------------------------------

Investments at fair value:
  Money market funds                        $    31,477    186,806
  Common stock                                1,763,334  3,795,029
  Mutual funds                                5,562,900  2,984,572
  Self-directed investments of participants     537,365  1,242,024
  Loans to participants                         341,532    120,562
                                           -----------------------
                                              8,236,608  8,328,993
                                           -----------------------
Receivables:
  Sponsor                                        20,020     23,209
  Participants                                   93,355     37,100
  Other                                          25,664      3,227
                                           -----------------------
                                                139,039     63,536
                                           -----------------------
Accrued interest                                100,782         --
------------------------------------------------------------------
        Net assets available for benefits   $ 8,476,429  8,392,529
------------------------------------------------------------------
















See accompanying notes to financial statements.

                                  PHAMIS INC.
                       SALARY SAVINGS AND DEFERRAL PLAN

          Statements Of Changes In Net Assets Available For Benefits

                    Years Ended December 31, 1996 And 1995

----------------------------------------------------------------------------------------------
                                                                          1996        1995
----------------------------------------------------------------------------------------------
Additions to net assets available for benefits attributed to:
  Investment income:
    Dividends                                                         $    172,477     230,279
    Interest                                                                55,722      35,068
    Net appreciation (depreciation) in fair value of investments:
      Common stock                                                      (2,138,510)    806,756
      Mutual funds                                                         336,046     367,555
      Self-directed investments of participants                            274,014     213,519
                                                                      -------------------------
                                                                        (1,528,450)  1,387,830
                                                                      ------------------------
                                                                        (1,300,251)  1,653,177
                                                                      ------------------------
  Contributions:
    Sponsor                                                                319,578     164,885
    Participants                                                         1,375,476   1,072,110
    Rollovers                                                              262,828     134,989
                                                                      ------------------------
                                                                         1,957,882   1,371,984
                                                                      ------------------------
Transfer from PHAMIS Inc. Employee Stock Ownership Plan                         --   1,930,445
                                                                      ------------------------
          Total additions                                                  657,631   4,955,606

Deductions from net assets available for benefits attributed to
  benefits paid to participants                                            573,731     152,017
                                                                      ------------------------
          Net increase in net assets available for benefits                 83,900   4,803,589

Net assets available for benefits at beginning of year                   8,392,529   3,588,940
----------------------------------------------------------------------------------------------
Net assets available for benefits at end of year                      $  8,476,429   8,392,529
----------------------------------------------------------------------------------------------





See accompanying notes to financial statements.

                                  PHAMIS INC.
                       SALARY SAVINGS AND DEFERRAL PLAN

                         Notes To Financial Statements

                          December 31, 1996 and 1995
--------------------------------------------------------------------------------

(1)  DESCRIPTION OF PLAN

     The following description of the PHAMIS Inc. Salary Savings and Deferral Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  General

          The Plan is a defined contribution plan established in 1984 to provide a deferred income savings plan for employees of PHAMIS, Inc. (Sponsor). The Plan's provisions permit tax deferred contributions by participants pursuant to section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          Effective October 1, 1995, the PHAMIS Inc. Employee Stock Ownership Plan (ESOP) merged with the Plan.

     (b)  Plan Administration

          The Sponsor is the Plan administrator and has appointed an administrative committee to administer the Plan. The assets of the Plan are held by Northwestern Trust and Investors Advisory Company (Northwestern Trust) which also serves as trustee of the Plan. Through December 31, 1995, the assets of the Plan were held by Smith Barney, Inc. Certain services are performed by Howard Johnson & Company based upon information provided by the Plan administrator. Administrative expenses of the Plan are paid by the Sponsor.

      (c) Eligibility, Contributions and Participant Accounts

          All non-union employees of the Sponsor, who are age 18 or older, are eligible to participate in the Plan after completing one hour of service, and become eligible for the employer matching contribution on the first day of the calendar quarter immediately following completion of one year of service (defined as a Plan year during which a participant completes at least 1,000 hours of service). All eligible employees of the Sponsor are participants in the Plan whether or not actual contributions are made.

          Participants may contribute between 1% and 15% of their pretax salary, limited by the Internal Revenue Code to $9,500 and $9,240 in 1996 and 1995, respectively. Through December 31, 1995, pretax contributions were matched by the employer at 50% up to $1,000 per employee per year. Effective January 1, 1996, the maximum matching contribution increased to $1,500 per employee per year.

     (d)  Vesting

          Participants are immediately vested in their contributions, the employer matching contributions and the earnings thereon.

                                 PHAMIS INC.
                       SALARY SAVINGS AND DEFERRAL PLAN

                         Notes to Financial Statements
-------------------------------------------------------------------------------
(1)
     (e)  Investment Options

          Participants have the option of directing their contributions in 1% increments into any one or more of the Plan's investment options. The employer matching contributions consist of PHAMIS, Inc.'s common stock only and will be required to remain in the PHAMIS, Inc. Stock Fund until termination of employment, disability or death.

          A description of each of the available funds as of December 31, 1996 follows:

          o PHAMIS, Inc. Stock Fund -- Invests in PHAMIS, Inc. common stock. Effective January 1, 1995, participants are allowed to allocate up to 100% of their contributions to this fund.

          o Bond Fund Of America -- Invests at least 60% of its assets in securities rated A or better by Moody's or Standard & Poor's bond rating services and can invest in lower rated, higher risk securities when appropriate, as well as in non-U.S. bonds.

          o Washington Mutual Investors Fund -- Seeks current income and an opportunity for growth of principal consistent with sound common stock investing. The fund invests only in companies which satisfy certain specifications regarding earnings, dividends, capital and liquidity.

          o AIM Limited Maturity Treasury -- Invests in a diversified portfolio of short-term U.S. Government Securities.

          o AIM Value Fund -- Invests in stocks of companies of various sizes, focusing on companies with above average earnings growth that are selling at or below market prices.

          o Kaufmann Fund -- Invests in a diversified portfolio of small company stocks. These investments generally assume higher risk in exchange for the opportunity of higher returns.

          o Templeton Foreign Fund -- Invests in the stocks of foreign companies in both developed and underdeveloped countries.

          o Loan Fund -- Allows participants to borrow up to 50% of their total account balance subject to certain limitations.

          Participants may change their investment options quarterly.

                                                                     (Continued)

                        Notes to Financial Statements
--------------------------------------------------------------------------------

          Through March 31, 1996, participants were allowed a self-directed investment option where investments were made at the participant's discretion. Effective April 1, 1996, the Sponsor eliminated the self-directed investment option. Participants with self-directed investments must transfer their investments into one or more of the remaining available funds. Investments remaining in self-directed investments at December 31, 1996 will be transferred in 1997.

          On a quarterly basis, each participant's account is credited for an allocation of each investment fund's earnings based on the participant's weighted average account balance in each fund for the quarter. Self-directed accounts are credited with the actual earnings from the participant's investments.

     (f)  Participant Notes Receivable

          Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus 1%. Principal and interest is paid ratably through monthly payroll deductions. Effective April 1, 1996, participants are limited to two outstanding loans at any point in time.

     (g)  Payment Of Benefits

          Participants are eligible to receive distributions upon termination of employment, upon becoming permanently disabled, upon retirement, or upon request for a hardship withdrawal prior to termination. Distributions are paid in a single lump sum or, if the account balance exceeds $3,500 and at the participant's election, by payment in monthly, quarterly or annual installments over a fixed reasonable period of time not to exceed the combined life expectancy of the participant and beneficiary.

     (h)  Forfeited Accounts

          Amounts forfeited by participants in the ESOP who had terminated employment prior to the merger of the ESOP with the Plan may be reinstated upon reemployment by the Sponsor within five years of the date of termination or withdrawal from the Plan as provided by the Plan. Otherwise, the forfeitures will be reallocated to the remaining participants. Forfeitures subject to reinstatement under this provision were $18,777 and $13,007 at December 31, 1996 and 1995, respectively.

                                 PHAMIS, INC.
                       SALARY SAVINGS AND DEFERRAL PLAN

                         Notes to Financial Statements
--------------------------------------------------------------------------------
(2)  Summary Of Significant Accounting Policies

     (a)  Basis Of Presentation

          The accompanying financial statements have been prepared on the accrual basis of accounting.

     (b)  Use Of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles and the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 requires the use of estimates and assumptions that affect the reported amounts and disclosure of contingent liabilities in the accompanying financial statements and supplemental schedules. Actual results could differ from those estimates.

     (c)  Investment Valuation And Income Recognition

          Investments other than loans to participants are stated at fair value based on quoted market prices. Loans to participants are valued at cost, which approximates fair value.

          Net appreciation or depreciation includes both realized and unrealized gains and losses. Purchases and sales of investments are recorded on a trade-date basis.

(3)  Plan Termination

     Although it has not expressed an intent to do so, the Sponsor has the right under the Plan to discontinue matching contributions or to terminate the Plan at any time subject to the provisions of ERISA. If terminated, Plan assets would be distributed to participants according to their account balances.

(4)  Reconciliation Of Financial Statements To Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

                                                          1996        1995
                                                        ----------------------
Net assets available for benefits per
  the financial statements                              $ 8,476,429  8,392,529
Amounts allocated to withdrawing participants                    --     (5,110)
                                                        ----------------------
        Net assets available for benefits
          benefits per the Form 5500                    $ 8,476,429  8,387,419
                                                        ----------------------

                         NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31:


                                                               1996       1995
                                                             -------------------
Benefits paid to participants per the financial statements   $ 573,731   152,017
Amounts allocated to withdrawing participants
  at December 31, 1995                                          (5,110)    5,110
                                                             -------------------
       Benefits paid to participants per the Form 5500       $ 568,621   157,127
                                                             -------------------

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(5)  Tax Status

     The Internal Revenue Service has determined and informed the Sponsor by a letter dated September 20, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)  Investments

     The following table presents the assets held for investment purposes at December 31:

                                                         1996                     1995
                                                ----------------------------------------------
                                                Principal                Principal
                                                amount or    Invest-     amount or    Invest-
                                                number of     ment       number of     ment
                                                  shares      value        shares      value
                                                ----------------------------------------------
Money market funds:
  Fidelity Institutional Cash Domestic Money
    Market Class I                               31,477   $    31,477         --   $        --
  Smith Barney, Inc. Money Funds Inc.
    Cash Portfolio                                   --            --    186,806       186,806
                                                ----------------------------------------------
          Total money market funds               31,477        31,477    186,806       186,806
                                                ----------------------------------------------
Common stock - PHAMIS, Inc.                     136,958     1,763,334    127,564     3,795,029
                                                ----------------------------------------------
Mutual funds:
  Bond Fund of America                           22,666       319,282     21,433       297,488
  Growth Fund of America                             --            --     55,362     1,690,764
  Washington Mutual Investors Fund               58,904     1,489,042     45,349       996,320
  AIM Limited Maturity Fund                      55,250       554,157         --            --
  AIM Value Fund                                 71,937     2,080,413         --            --
  Kaufmann Fund                                 129,703       757,467         --            --
  Templeton Foreign Fund                         34,994       362,539         --            --
                                                ----------------------------------------------
          Total mutual funds                    373,454     5,562,900    122,144     2,984,572
                                                ----------------------------------------------
Self-directed investments of participants                     537,365                1,242,024
Loans to participants                                         341,532                  120,562
                                                          -----------              -----------
          Total investments                               $ 8,236,608              $ 8,328,993
                                                          -----------              -----------

                                  PHAMIS INC.
                       SALARY SAVINGS AND DEFERRAL PLAN

                         Notes To Financial Statements
--------------------------------------------------------------------------------

(7) Net Assets Available For Benefits And Changes In Net Assets Available For Benefits By Fund

     Net assets available for benefits as of December 31 and changes in net assets available for benefits for the years then ended are allocated by fund as follows:

                                                                                1996
                             -------------------------------------------------------------------------------------------------------
                              PHAMIS,              Washington    AIM
                               Inc.        Bond      Mutual    Limited                        Templeton   Self-
                               Stock      Fund of  Investors   Maturity  AIM Value  Kaufmann   Foreign   Directed  Loan
                               Fund       America     Fund       Fund      Fund       Fund       Fund      Fund    Fund     Total
                             -------------------------------------------------------------------------------------------------------
Investments at fair value:
  Money market funds         $    31,477       --         --        --          --        --        --        --       --     31,477
  Common stock                 1,763,334       --         --        --          --        --        --        --       --  1,763,334
  Mutual funds                        --  319,282  1,489,042   554,157   2,080,413   757,467   362,539        --       --  5,562,900
  Self-directed investments
    of participants                   --       --         --        --          --        --        --   537,365       --    537,365
  Loans to participants               --       --         --        --          --        --        --        --  341,532    341,532
                             -------------------------------------------------------------------------------------------------------
                               1,794,181  319,282  1,489,042   554,157   2,080,413   757,467   362,539   537,365  341,532  8,236,608
                             -------------------------------------------------------------------------------------------------------
Receivables:
  Sponsor                         20,020       --         --        --          --        --        --        --       --     20,020
  Participants                    13,256    5,027     20,772     4,583      27,028    15,052     7,637        --       --     93,355
  Other                            8,993    3,343      1,308        --       3,027     5,673     3,320        --       --     25,664
                             -------------------------------------------------------------------------------------------------------
                                  42,269    8,370     22,080     4,583      30,055    20,725    10,957        --       --    139,039
                             -------------------------------------------------------------------------------------------------------
Accrued interest                      26       --     10,691        --      86,892        --        --        --    3,173    100,782
                             -------------------------------------------------------------------------------------------------------
     Net assets available
      for benefits           $ 1,837,106  327,652  1,521,813   558,740   2,197,360   778,192   373,496   537,365  344,705  8,476,429
                             -------------------------------------------------------------------------------------------------------
                                                                                                                         (Continued)

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Changes in net assets available for benefits by fund for the year ended December 31 follow:

                                                                                1996
                                      ----------------------------------------------------------------------------------------------
                                                  PHAMIS,                              Washington    AIM
                                      Money       Inc.         Bond Fund     Growth      Mutual    Limited      AIM
                                      Market      Stock         of           Fund of   Investors   Maturity    Value  Kaufmann
                                      Fund        Fund         America       America      Fund       Fund      Fund    Fund
                                      ----------------------------------------------------------------------------------------------
Additions to net assets available for
  benefits attributed to:
    Investment income:
    Dividends                         $      --           --    22,815            --      32,084     6,009     85,921   17,092
    Interest                              1,229         (460)       --            --          --        --         --       --
    Net appreciation
      (depreciation) in fair
      value of investments:
        Common stock                         --   (2,138,510)       --            --          --        --         --       --
        Mutual funds                         --           --    (3,917)       58,445     131,976        73    110,552   23,106
        Self-directed investments
          of participants                    --           --        --            --          --        --         --       --
                                      ----------------------------------------------------------------------------------------------
                                             --   (2,138,510)   (3,917)       58,445     131,976        73    110,552   23,106
                                      ----------------------------------------------------------------------------------------------
                                          1,229   (2,138,970)   18,898        58,445     164,060     6,082    196,473   40,198
                                      ----------------------------------------------------------------------------------------------
    Contributions:
      Sponsor                                --      319,578        --            --          --        --         --       --
      Participants                       15,999      138,064    82,865       158,389     323,971    49,951    318,046  156,626
      Rollovers                           3,659       17,738    15,639        36,557      64,194        50     41,113   41,059
                                      ----------------------------------------------------------------------------------------------
                                         19,658      475,380    98,504       194,946     388,165    50,001    359,159  197,685
                                      ----------------------------------------------------------------------------------------------
        Total additions                  20,887   (1,663,590)  117,402       253,391     552,225    56,083    555,632  237,883
Net interfund transfers                (196,897)   2,029,921   (40,863)   (1,936,611)     50,339   535,454  1,721,976  550,505
Deductions from net assets
  available for benefits attributed
  to benefits paid to participants        3,804      265,565    50,048        22,374      86,518    32,797     80,248   10,196
                                      ----------------------------------------------------------------------------------------------
        Net increase (decrease)
          in net assets available
          for benefits                 (179,814)     100,766    26,491    (1,705,594)    516,046   558,740  2,197,360  778,192
Net assets available for benefits at
  beginning of year                     179,814    1,736,340   301,161     1,705,594   1,005,767        --         --       --
                                      ----------------------------------------------------------------------------------------------
Net assets available for benefits at
  end of year                         $      --    1,837,106   327,652            --   1,521,813   558,740  2,197,360  778,192
                                      ----------------------------------------------------------------------------------------------

                                                                                1996
                                      ----------------------------------------------------------------------------------------------
                                      Templeton    Self-
                                      Foreign     Directed      Loan        ESOP
                                      Fund          Fund        Fund        Fund        Total
                                      ----------------------------------------------------------------------------------------------
Additions to net assets available for
  benefits attributed to:
    Investment income:
    Dividends                         $    8,556          --        --          --      172,477
    Interest                                  --      29,539    25,414          --       55,722
    Net appreciation
      (depreciation) in fair
      value of investments:
        Common stock                          --          --        --          --   (2,138,510)
        Mutual funds                      15,811          --        --          --      336,046
        Self-directed investments
          of participants                     --     274,014        --          --      274,014
                                      ----------------------------------------------------------------------------------------------
                                          15,811     274,014        --          --   (1,528,450)
                                      ----------------------------------------------------------------------------------------------
                                          24,367     303,553    25,414          --   (1,300,251)
                                      ----------------------------------------------------------------------------------------------
    Contributions:
      Sponsor                                 --          --        --          --      319,578
      Participants                        80,364      51,201        --          --    1,375,476
      Rollovers                           24,717      16,680     1,422          --      262,828
                                      ----------------------------------------------------------------------------------------------
                                         105,081      67,881     1,422          --    1,957,882
                                      ----------------------------------------------------------------------------------------------
        Total additions                  129,448     371,434    26,836          --      657,631
Net interfund transfers                  246,374  (1,061,573)  199,301  (2,097,926)          --
Deductions from net assets
  available for benefits attributed
  to benefits paid to participants         2,326      17,861     1,994          --      573,731
                                      ----------------------------------------------------------------------------------------------
        Net increase (decrease)
          in net assets available
          for benefits                   373,496    (708,000)  224,143  (2,097,926)      83,900
Net assets available for benefits at
  beginning of year                           --   1,245,365   120,562   2,097,926    8,392,529
                                      ----------------------------------------------------------------------------------------------
Net assets available for benefits at
  end of year                         $  373,496     537,365   344,705          --    8,476,429
                                      ----------------------------------------------------------------------------------------------
                                                                                                                         (Continued)

                                  PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

                         Notes To Financial Statements
--------------------------------------------------------------------------------

                                                                                1995
                                ----------------------------------------------------------------------------------------------------
                                           PHAMIS,                           Washington
                                Money       Inc.      Bond Fund   Growth       Mutual     Self-
                                Market      Stock         of      Fund of    Investors   Directed    Loan      ESOP
                                Fund        Fund       America    America       Fund       Fund      Fund      Fund      Total
                                ----------------------------------------------------------------------------------------------------
Investments at fair value:
  Money market funds            $ 177,886      8,888       --            7           10         --       --         15    186,806
  Common stock                         --  1,697,118       --           --           --         --       --  2,097,911  3,795,029
  Mutual funds                         --         --  297,488    1,690,764      996,320         --       --         --  2,984,572
  Self-directed investments of         --         --       --           --           --  1,242,024       --         --  1,242,024
    participants
  Loans to participants                --         --       --           --           --         --  120,562         --    120,562
                                ----------------------------------------------------------------------------------------------------
                                  177,886  1,706,006  297,488    1,690,771      996,330  1,242,024  120,562  2,097,926  8,328,993
                                ----------------------------------------------------------------------------------------------------
Receivables:
  Sponsor                              --     23,209       --           --           --         --       --         --     23,209
  Participants                      1,909      5,944    3,601       14,040        9,213      2,393       --         --     37,100
  Other                                19      1,181       72          783          224        948       --         --      3,227
                                ----------------------------------------------------------------------------------------------------
                                    1,928     30,334    3,673       14,823        9,437      3,341       --         --     63,536
                                ----------------------------------------------------------------------------------------------------
        Net assets available
          for benefits          $ 179,814  1,736,340  301,161    1,705,594    1,005,767  1,245,365  120,562  2,097,926  8,392,529
                                ----------------------------------------------------------------------------------------------------
                                                                                                                         (Continued)

                         Notes To Financial Statements
--------------------------------------------------------------------------------

                                                                                1995
                                ----------------------------------------------------------------------------------------------------
                                           PHAMIS,                           Washington
                                Money       Inc.      Bond Fund   Growth       Mutual     Self-
                                Market      Stock         of      Fund of    Investors   Directed    Loan      ESOP
                                Fund        Fund       America    America       Fund       Fund      Fund      Fund       Total
                                ----------------------------------------------------------------------------------------------------
Additions to net assets available
 for benefits attributed to:
  Investment income:
    Dividends                   $      --          --   19,083     129,501       69,915    11,780       --          --    230,279
    Interest                        8,083       2,417       --          --           --    11,420   13,148          --     35,068
    Net appreciation in fair
      value of investments:
      Common stock                     --     639,275       --          --           --        --       --     167,481    806,756
      Mutual funds                     --          --   21,409     173,247      172,899        --       --          --    367,555
      Self-directed investments of
        participants                   --          --       --          --           --   213,519       --          --    213,519
                                ----------------------------------------------------------------------------------------------------
                                       --     639,275   21,409     173,247      172,899   213,519       --     167,481  1,387,830
                                ----------------------------------------------------------------------------------------------------
                                    8,083     641,692   40,492     302,748      242,814   236,719   13,148     167,481  1,653,177
                                ----------------------------------------------------------------------------------------------------
  Contributions:
    Sponsor                            --     164,885       --          --           --        --       --          --    164,885
    Participants                   62,004     202,889   97,865     381,499      222,905   104,948       --          --  1,072,110
    Rollovers                       7,588      11,272    5,254      44,498       54,122    12,255       --          --    134,989
                                ----------------------------------------------------------------------------------------------------
                                   69,592     379,046  103,119     425,997      277,027   117,203       --          --  1,371,984
                                ----------------------------------------------------------------------------------------------------
  Transfer from PHAMIS Inc.            --          --       --         --            --        --       --   1,930,445  1,930,445
   Employee Stock Ownership Plan
                                ----------------------------------------------------------------------------------------------------
         Total additions           77,675   1,020,738  143,611     728,745      519,841   353,922   13,148   2,097,926  4,955,606
Net interfund transfers            (6,498)     48,376  (17,202)     (7,765)     (33,178)   41,027  (24,760)         --         --
Deductions from net assets
 available for benefits attributed
 to benefits paid to participants  41,662      11,344       --      13,578        4,134    81,299       --          --    152,017
                                ----------------------------------------------------------------------------------------------------
         Net increase (decrease)   29,515   1,057,770  126,409     707,402      482,529   313,650  (11,612)  2,097,926  4,803,589
          in net assets available
          for benefits
Net assets available for          150,299     678,570  174,752     998,192      523,238   931,715  132,174          --  3,588,940
 benefits at beginning of year  ----------------------------------------------------------------------------------------------------
Net assets available for        $ 179,814   1,736,340  301,161   1,705,594    1,005,767 1,245,365  120,562   2,097,926  8,392,529
 benefits at end of year        ----------------------------------------------------------------------------------------------------
                                                                                                                         (Continued)

                                  PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

                         Notes To Financial Statements
--------------------------------------------------------------------------------

(8)  Subsequent Events

     On March 20, 1996, the Sponsor acquired DataBreeze, Inc., which became a wholly-owned subsidiary of the Sponsor. On April 30, 1997, the DataBreeze, Inc. 401(k) Plan merged with the Plan. On the date of the merger the DataBreeze, Inc. 401(k) Plan had assets available for benefits of approximately $260,000.

     On March 25, 1997, the Sponsor entered into a merger agreement with IDX Systems Corporation (IDX). As a result of the merger agreement, on the closing date of the merger between IDX and the Sponsor, which is anticipated to be July 11, 1997, all existing balances in the PHAMIS, Inc. Stock Fund will be converted to IDX common stock at the exchange ratio used to effect the merger. The PHAMIS, Inc. Stock Fund will be replaced by the IDX Systems Corporation Stock investment option. Additionally, subsequent to the closing date of the merger, the employer matching contribution will consist of cash and will be allocated among investment options based on the participants selections.

                                  PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

            Line 27a - Schedule Of Assets Held For Investment Purposes

                               December 31, 1996
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
  Identity of issue,    Description of investment, including
 borrower, lessor, or      maturity date, rate of interest                       Current
     similar party        collateral, par or maturity value          Cost         value
----------------------------------------------------------------------------------------
  American Funds        Bond Fund of America, 22,666 shares       $  315,037     319,282
  American Funds        Washington Mutual Investors Fund,
                          58,904 shares                            1,224,375   1,489,042
  Fidelity Management   Fidelity Institutional Cash Domestic
    and Research          Money Market Class I, 31,477 shares         31,477      31,477
  AIM Investment        AIM Limited Maturity Treasury,
    Securities Funds      55,250 shares                              554,001     554,157
  AIM Investment        AIM Value Fund,
    Securities Funds      71,937 shares                            1,972,162   2,080,413
  Kaufmann Funds, Inc.  Kaufmann Fund, 129,703 shares                742,178     757,467
  Franklin Templeton    Templeton Foreign Fund, 34,994 shares        347,787     362,539
    Group
* PHAMIS, Inc.          Common stock, 136,958 shares               1,158,165   1,763,334
  Various               Self-directed investments of participants    339,730     537,365
  Various               Participant loans, 7% to 10%                      --     341,532
----------------------------------------------------------------------------------------

* Party-in-interest of the Plan as defined by Section 3(14) of ERISA.

                                                                      Schedule 2
                                                                      ----------

                                  PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

                Line 27d - Schedule Of Reportable Transactions(1)

                          Year Ended December 31, 1996

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Current value
                                                                                                            of asset on      Net
Identity of party                                          Purchase     Selling         Cost of             transaction    gain or
     involved                       Description of asset    price        price           asset                 date         (loss)
------------------------------------------------------------------------------------------------------------------------------------
Individual transactions:
 AIM Investment Securities Funds   AIM Value Fund          $1,850,822        -         1,850,822             1,850,822           -
 American Funds                    Growth Fund of America         -    1,823,969       1,711,280             1,823,969      112,689

Series of transactions:
 Kaufmann Fund, Inc.               Kaufmann Fund              770,305        -           770,305               770,305           -
 Kaufmann Fund, Inc.               Kaufmann Fund                  -       30,406          28,126                30,406        2,280
 AIM Investment Securities Funds   AIM Value Fund           2,318,968        -         2,318,968             2,318,968           -
 AIM Investment Securities Funds   AIM Value Fund                 -      350,324         346,806               350,324        3,518
 AIM Investment Securities Funds   AIM Limited Maturity
                                     Treasury Shares          613,302        -           613,302               613,302           -
 AIM Investment Securities Funds   AIM Limited Maturity
                                     Treasury Shares              -       59,178          59,301                59,178         (123)
 American Funds                    Growth Fund of America     319,557        -           319,557               319,557           -
 American Funds                    Growth Fund of America         -    1,979,494       1,857,173             1,979,494      122,321
 American Funds                    Washington Mutual
                                     Investors Fund           489,537        -           489,537               489,537           -
 American Funds                    Washington Mutual
                                     Investors Fund               -      169,307         117,297               169,307       52,010
 PHAMIS, Inc.                      Common Stock               457,569        -           457,569               457,569           -
 PHAMIS, Inc.                      Common Stock                   -      623,115         169,808               623,115      453,307
------------------------------------------------------------------------------------------------------------------------------------

(1) Reportable transactions as defined in the Department of Labor's reporting regulations consist of (a) a single transaction in excess of 5% of the current value of Plan assets, (b) a series of transactions with or in conjunction with the same person, involving property other than securities, which amount in the aggregate to more than 5% of the current value of Plan assets, (c) a series of transactions with respect to securities of the same issue which amount in the aggregate to more than 5% of the current value of total Plan assets and (d) any transaction with respect to securities with or in conjunction with a person if a prior or subsequent single transaction has occurred with respect to securities with or in conjunction with that same person in an amount in excess of 5% of the current value of Plan assets.
    The current value of Plan assets, to apply the definition of reportable transactions, is determined at the beginning of the Plan year.